Exhibit 99.3

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements, such as the changes described in Note 1 to BCE Inc.’s consolidated financial statements or when there is a retroactive restatement such as that described in Note 1. Our report to the shareholders dated March 10, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(signed) Deloitte & Touche LLP

Deloitte & Touche LLP

Montreal, Canada
March 10, 2004